April 14, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER PRODUCTION;
SILVER INCREASES BY 15%, GOLD UP BY 45% FROM Q1 2010

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to report first quarter (“Q1”), production at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

The mines produced 410,640 ounces of silver, 2,310 ounces of gold, 241 tonnes of lead, and 345 tonnes of zinc. Compared to production results from Q1 2010, silver is up by 15%, gold is up by 45%, lead is down by 17% and zinc is unchanged. The combined metal production, at 607,225 silver equivalent ounces, (“Ag eq oz”) is 7% higher than the last quarter and up 15% from Q1 2010. This is a very positive start to the year. Guanajuato metal production, at 406,419 Ag eq oz, is improved by 10% from the last quarter and is up 29% from a year ago while Topia silver production, at 137,219 Ag oz, is a quarterly record.

The following summarizes the main highlights for the first quarter of 2011:

  Silver production of 410,640 Ag oz, up 15% from Q1 2010.

  Gold production of 2,310 Au oz, up 45% from Q1 2010.

  Combined metal production of 607,225 Ag eq oz, up by 15% from Q1 2010.

  Record metallurgical gold recovery at Guanajuato of 91.5%, up 6% from Q1 2010.

  Record silver production at Topia of 137,219 oz Ag, up 4% from Q1 2010.

  Milling capacity records set at both processing plants.

  Exploration drill results expand mineralisation at the San Ignacio property.

  Exploration drilling confirms orebody extending to depth at Guanajuatito.

  Increased NI 43-101 compliant Mineral Resources at the Topia Mine.

(Silver equivalents for 2011 are established using budget prices of US$1200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.)

Guanajuato Mine

Guanajuato Mine recorded a much improved quarter compared to both the previous quarter and Q1 2010. Under the overall guidance of the new General Manager for Guanajuato, several modifications are being made to enable the mines and plant to operate more effectively.

Ore tonnes mined and processed increased to 42,980, up 10% from the last quarter and 23% from a year ago. Gold production increased to 2,217 oz, up 21% and 53%, while silver production, at 273,421 oz, was higher by 7% and 22% respectively. The average grades of 222g/t Ag and 1.75g/t Au were satisfactory and reflect the distribution of ore supply from the mines.

The Guanajuato plant achieved record gold recovery and excellent silver recovery of 91.5% and 89.2%, respectively. Many improvement modifications were made throughout the plant such that a new record milling rate, of 1,050 tonnes per day, was achieved while operating an average of 15 days per month. During the second quarter, five new 5.0 cubic metre flotation cells, supplied by Outotec, and a third set of cyclones, supplied by Krebs, will be installed. These modifications are expected to facilitate further improvements in metallurgical performance.

Production stoping of the Santa Margarita vein progressed well and gold grades and production improved sharply. Gold grades of the ore extracted from the Santa Margarita vein averaged 9.8g/t Au and contributed almost 50% of the gold production at Guanajuato. Overall gold production increased to 2,217 Au oz which was 21% higher than the previous quarter and up 53% compared to one year ago.

Production from the Los Pozos area on the 310, 345 and 380 metre levels continued to set new records and accounted for over 50% of the silver production. Exploratory diamond drilling from the 390 metre level has intercepted the orebody below this level and an access ramp is being driven to establish a fourth production level later this year.

The Cata Clavo production was 1,000 tonnes below plan towards the end of the quarter due to a mechanical failure of the ore hoisting winch in the internal shaft. The winch has since been repaired and production has returned to normal. The ramp haulage system is being upgraded and extended such that during the second half of the year the inclined hoisting shafts of both Rayas and Cata will be redundant which will eliminate current bottlenecks to production efficiency.

Mining of the Guanajuatito North Zone was restarted on the completion of an access ramp to the 120 metre level. Exploratory development on vein confirmed the indications from diamond drilling. A ventilation raise has been completed and stoping has commenced.

Underground diamond drilling totaled 3,066 metres; 1,833 metres drilled in the Valenciana area, 936 metres to test the depth extensions of Los Pozos, as well as various drilling targeted towards the new San Telesforo zones plus ore definition. During the second quarter, two additional drilling rigs will be added. Drilling will restart to test the deep extensions of both the Rayas Clavo and the Guanajuatito areas.

Results from the fourth quarter, 2010 drilling of the Guanajuatito area were successful in extending silver-gold mineralization below the current level of mining on the 80 metre level, down to the 245 metre level. The new mineralization has been defined over a strike length of approximately 100 metres and for an additional 150 metres vertically. Two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone.

Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 4.6 metres. Typifying the above observations are Veta Madre intersections for UGG10-008 that intersected 8.52g/t gold and 1,300g/t silver over a true width of 0.61 metres, and UGG10-009 that intersected 0.87g/t gold and 241g/t silver over a true width of 3.59 metres. The best and deepest (245 level) Footwall zone intersection returned 2.77g/t gold and 839g/t silver over a true width of 1.72 metres in UGG10-021.

Ore development on the 120 level and a ventilation raise has been completed in preparation for stoping. Ramp development to subsequent stope levels for future production will re-commence. Given the good exploration results to date, further exploration potential along strike and the advancing ramp depth, additional capital has been committed in the form of a deeper electrical distribution network.

San Ignacio Property

Initial 2011 diamond drilling at the San Ignacio Mine property, Guanajuato has continued to intersect numerous zones of silver-gold mineralization including the Melladito and Nombre de Dios zones.

Following the success of the first four drill holes (see news releases dated October 28th, November 15th, and December 21st 2010), ESI11-005 was angled easterly from the first site to test the southerly strike extent of the mineralization beyond holes ESI10-001 and 002. Hole ESI11-005 intersected five silver-gold mineralized zones, including the Melladito and Nombre de Dios zones, a new Melladito hanging wall zone that assayed 1,404g/t silver and 5.04g/t gold over 0.90 metres and a zone between the two principal structures that returned 356g/t silver and 3.77g/t gold over 1.75 metres.

Hole ESI11-006 was drilled from a station 150 metres west of the first drill station to test the Plateros vein (the vein that hosted the former San Ignacio Mine operation) near surface and the Melladito vein at depth. The most westerly vein intercept, which is not interpreted to be the Plateros vein, but possibly a new zone, returned 175g/t silver and 1.67g/t gold over 1.35 metres, while three deeper zones of silver-gold mineralization appear to correlate with the Melladito vein and the new high grade hanging wall zone intersected in ESI11-005.

The third section of drill-holes, including ESI11-007 and 008, was drilled easterly from a site approximately 50 metres north of the setup for ESI10-003 and 004. Hole ESI11-007 intersected ten mineralized zones including the Melladito zone that returned 421g/t silver and 3.08g/t gold over 3.80 metres, the Nombre de Dios zone that assayed 854g/t silver and 4.20g/t gold over 1.45 metres, and a footwall stockwork zone with 824g/t silver and 2.10g/t gold over 0.75 metres. Hole ESI11-008, drilled under ESI11-007, intersected three mineralized zones, including the Melladito and the Nombre de Dios zones and a Melladito hanging wall zone that returned 662g/t silver and 1.75g/t gold over 0.50 metres. All appear to demonstrate good vertical continuity as they have on the other drill sections. Overall, the mineralization has now been traced by drill core intercepts over a vertical depth of more than 300 metres and a strike length of more than 150 metres.

To date, results from eight San Ignacio drill holes have been published. Drilling continues and, for the quarter, totals 3,726 metres with the twelfth drillhole in progress. A new NI 43-101 compliant resource is being prepared for the San Ignacio property for publication in the second quarter.

The Company has started the permit application process, including preparation of an Environmental Impact Assessment, in anticipation of a positive decision to establish a mine portal and drive a decline ramp from surface to access the veins for underground mining.

During the course of development, any ore from the San Ignacio Mine property will be trucked to Great Panther Silver's Guanajuato plant for processing, where the capacity currently exists to double ore throughput.

The San Ignacio Mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther Silver's main Guanajuato mines.

Topia Mine

Topia recorded another excellent quarter with metal production of 137,219 oz of silver (a record), 92 oz of gold, 530,587 lbs of lead, and 760,308 lbs of zinc, from milling 11,013 tonnes of ore. This totals 200,806 Ag eq oz, 3% higher than the previous quarter and 5% higher than the first quarter of 2010. Ore grades averaged 420g/t Ag, 0.33g/t Au, 2.32% Pb and 3.42% Zn.

The plant was extensively modified between Christmas and the second week of January 2011. Four 2.8 cubic metre flotation cells were added to the flotation circuit and the grinding circuit was reconfigured to provide for additional capacity. The processing capacity was raised to 275 tonnes per day (“tpd”) with metal recoveries of 92.3% for Ag, 79.0% for Au, 94.1% for Pb and 91.5% for Zn. In addition to processing the 11,013 tonnes from the Company’s mines, 2,208 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Mine development continued to extend known areas and provide access to new mining areas with a total of 2,093 metres advanced. Preparations are underway at the La Prieta mine for commencing exploratory development in the second quarter. This is a past producing mine with modest mineral resources and large exploration potential and is expected to add silver production by year end.

A total of 510 metres of underground diamond drilling was completed. Drilling was carried out to test for additional resources at the Argentina Mine between the second and third levels and at the San Miguel mine. Results from the drilling are being used to direct further exploratory development.

Roscoe Postle Associates Inc. ("RPA") of Vancouver, B.C. has delivered an update to the ongoing mineral resource development at Topia (see news release dated March 7th, 2011). The 2011 RPA mineral resource estimate comprises Measured & Indicated ("M & I") Mineral Resources of 171,000 tonnes at 864g/t silver, 1.56g/t gold, 7.53% lead and 4.37% zinc (7.44 million silver equivalent ounces), a 36.3% increase over the 2009 resource estimate. In addition, RPA estimates 285,000 tonnes of 868g/t silver, 1.5g/t gold, 6.5% lead and 3.7% zinc (11.91 million silver equivalent ounces) in the Inferred category, a 109.3% increase over the previous estimate.

The production rate from the Topia mines is increasing each year and is planned at 36,000 tonnes in 2011. Additionally, there are other mineralized veins that are not included in this resource estimate. By applying reasonable estimates of 50% mining dilution and 80% mining recovery, management expects the current resources to support a mine life of at least fifteen years. It is anticipated that, with additional drilling, the resource will continue to increase. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.

Outlook

The strategy to accelerate production to 3.8 million Ag eq oz in 2012 remains unchanged. Topia production continues to excel and Guanajuato production is showing a very positive trend under new management.

New NI 43-101 compliant mineral resource/reserve estimates by RPA have been published for both operations. Resources for Topia support mining and mine expansions while the plant capacity has been increased to 275 tpd. Resource estimates for Guanajuato support the medium term production goals and plant capacity has already exceeded what is required to achieve these. The resources did not include estimates for the Guanajuatito area and the San Ignacio Property. The resource estimate for San Ignacio is being prepared for publication in the second quarter and is expected to add significantly to the total resources, thereby supporting longer term production goals at Guanajuato.

Robert F. Brown, P.Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther Silver and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.